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                                 FoneCash, Inc.
                                 90 Park Avenue
                                   Suite 1700
                               New York, NY 10016
                         (212)984-0641 Fax(212)984-1861


February 2, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:      FoneCash, Inc.
         Registration Statement on Form 10-SB
         (File No. 0-28735)

Ladies and Gentlemen:

The above referenced registration statement was filed with the Securities and Exchange Commission by FoneCash, Inc. on December 28,1999 and would have become effective by operation of the statute on February 28, 2000 in accordance with
Section 12(g) of the Securities Act of 1934. Inasmuch as the staff has asked for extensive revisions, they have suggested that the registrant withdraw the registration before it becomes effective and submit a new registration statement. Accordingly, the registrant hereby withdraws the above referenced registration statement before it becomes effective.

The registrant will re-file the registration statement immediately and will request acceleration of its effective date as soon as the staff have completed their review.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's president, Daniel E. Charboneau (212-984-0641), or Joel S. Forman (212-661-3535) of Bondy & Schloss, LLP.

Very truly yours,

FoneCash, Inc.

/s/  Daniel E. Charboneau
Daniel E. Charboneau, President